For immediate release
September 18, 1996


The board of directors of St. Joseph Light & Power Co.
voted today to establish a wholly owned investment subsidiary and adopted a new Shareholder Rights Plan, Terry
F. Steinbecker, president, said.

The subsidiary, called SJLP Inc., will seek both active and non-active investments in non-utility areas as a means of increasing shareholder returns.

Light & Power already has made investments in Missouri
Housing Corporation and the Mitchell Woods Business Park.
These investments will be added to the portfolio of SJLP
Inc.

The existing Shareholder Rights Plan was approved in November 1986 and is intended to enable all company shareholders to realize the long-term value of their investment. While the plan does not prevent a takeover, it does encourage anyone seeking to acquire Light & Power to negotiate with the board prior to attempting a takeover.
The present plan expires Dec. 4, 1996, and the new plan is effective on that date.

Under the new Rights Plan, the board declared a dividend distribution of one Common Share Purchase Right for each outstanding share of common stock in St. Joseph Light &
Power Co. One Right will be distributed to the holder of each common share of the company at the close of business on Dec. 4, 1996. Each Right will entitle the holder to purchase one-half of one share of the company's common stock at a purchase price of $35.

The Rights will be exercisable only if a person or group acquires 15 percent or more of the company's common stock, or announces a tender offer which, if consummated would result in ownership by a person or group of 15 percent or more of the common stock. Under certain circumstances, the new Rights Plan permits Rights to be exercised for purchase of company common stock or stock of an acquiring party at significant discount from market.

Light & Power would be entitled to redeem the Rights at a cost of one cent per Right at any time before the 10th business day, subject to an extension, after a public announcement that a 15-percent position has been acquired.

The Rights distribution is subject to approval by the Missouri Public Service Commission.

The Rights will expire Dec. 4, 2006, unless redeemed earlier. The Rights distribution will not be taxable to shareholders.


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Contact: Jerry Musil
(816) 387-6236 (office)
(816) 233-5980 (home)